Exhibit (a)(1)(J)

OPTION EXCHANGE PROGRAM

PRESENTATION

Purpose

To provide you with information about the option exchange program so that you can make an informed choice that is right for you.

The Basics - Who, What, When, Where & Why

Who is eligible to participate in the option exchange program?	All GCI option holders with the exception of GCI Directors

What option grants are considered eligible to participate in the option exchange program?	All GCI options with the exception of those that vest based on EBITDA

When can I make my election	You have from August 6th through September 4th to make your election

Where can I go to make my election?

1. From any computer you can log onto the election website to make your election electronically

2. You can also make your election by submitting your letter of transmittal/withdrawal via e-mail, via fax, or via regular mail, overnight courier or hand delivery

Why are we having this option exchange?

1. Employees – A more tangible form of equity compensation

2. Shareholders – Limits potential future dilution

3. Company – Generally increases the vesting period

4. This is the first step in a move towards equity compensation in the form of restricted stock instead of Options

What is restricted stock?

Restricted stock is simply GCI class A common stock that is held in your name but cannot be sold until it vests.  Restricted stock can vote and receive dividends, if any.

How did you determine how many shares of restricted stock I would get for each option award?

Modified value for value exchange (capped at 40% conversion ratio)

The value of the options based on Black Scholes valuation method

The Basics:

Strike Price

Volatility

Time

The value of the Restricted Stock

Example, if you had 100 options that were valued at $3 each and the stock price was $10 you would be able to exchange those options for 30 shares of restricted stock.

What is the “Equivalent Price”?

The Equivalent Price is the per share price of GCI Class A common stock at which the value of your eligible options and the shares of restricted stock you would receive if you elect to participate in the offer would be considered mathematically equivalent.

For example, assume that you had the following

•                  100 options

•                  $7 Strike Price

•                  Right to convert into 30 shares of Restricted Stock

If you choose to participate in the option exchange program, then you would receive 30 shares of restricted stock.  In this example, the Equivalent Price would be equal to approximately $10.00, as the net proceeds you would receive after selling the common stock acquired through the exercise of the options ($1,000 less the exercise price of $700, or $300) would be equivalent to the net proceeds you would receive after liquidating your restricted stock (30 shares multiplied by the per share price of $10.00, or $300).  As long as the per share price of GCI Class A common stock is above the Equivalent Price, then the options would be worth more; while during the time that the per share price of GCI Class A common Stock is lower than the Equivalent Price, the restricted stock would be worth more.

Why did you provide the Equivalent Price?

We think that it is a helpful factor to consider.  Generally if you think the price per share of GCI Class A common stock will be worth significantly more than the Equivalent Price then you would be inclined to keep your options.  On the other hand, if you don’t think the price per share will reach or exceed the Equivalent Price then you would be inclined to exchange your options for restricted stock.  There are many other factors that you would want to consider but we think it is a helpful calculation to include.

Are there any tax consequences to this exchange?

Short answer = Yes

Stock Options

•                  Taxes are paid as ordinary income when exercised on the net value received ($10 stock price with $6 strike price = $4 in ordinary income).

•                  You can time the tax consequences by when you actually exercise the options.

Restricted Stock

•                  83(b) election and pay the taxes now

•                  Pay withholding taxes to GCI on vesting

•                  Sell enough of the shares on vesting to pay the withholding

Is GCI recommending that option holders elect to exchange?

GCI is not making any recommendation as to whether or not you should elect to exchange your eligible options.  You should read the exchange offer documents, consult with your personal tax and financial advisors and then make the election that you believe is best for you.

I would be happy to entertain any questions about the Exchange Program at this point, by phone, or via e-mail at tenderoffer@gci.com.